                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of May 2004


                           DELTA GALIL INDUSTRIES LTD.
                           ---------------------------
                 (Translation of registrant's name into English)


           TEXTILE BUILDING, 2 KAUFMAN STREET, TEL AVIV 68012, ISRAEL
           ----------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X    Form 40-F
                                    -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes          No   X
                                  -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                  -----

Attached hereto and incorporated by reference are copies of a press release dated May 10, 2004, relating to the Registrant's earnings.

This Form 6-K, other than the tenth paragraph of the attached press release, is hereby incorporated by reference into (i) the Registration Statement of F-3 (Registration No. 333-12984) and (ii) three Registration Statements on Form S-8 of Delta Galil Industries Ltd. (Registration Nos. 333-12608, 333-13716 and 333-102247).

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Delta Galil Industries Ltd.
                                        ---------------------------
                                                (Registrant)


                                   By:   /s/ Miki Laxer
                                      -----------------------
                                   Name:     Miki Laxer
                                        ---------------------
                                   Title:    Controller
                                         --------------------


Date: May 12, 2004

                                      DELTA
                              ---------------------
                              GALIL INDUSTRIES LTD.


                                                                EARNINGS RELEASE
                                                                ----------------


                 DELTA GALIL REPORTS FIRST QUARTER 2004 RESULTS
                 ----------------------------------------------


     TEL AVIV, ISRAEL - MAY 10, 2004 - DELTA GALIL INDUSTRIES LTD. (NASDAQ:
DELT), the global provider of private label ladies' intimate apparel, socks, men's underwear, baby-wear and leisurewear, today reported an 11% increase in first quarter sales to $152.1 million, compared to $136.9 million in the comparable quarter of 2003. North America accounted for 50% of total first quarter sales, Europe for 42% and Israel for 8%. 2003 first quarter sales to North America, Europe and Israel accounted for 60%, 34% and 6% respectively.

     Net income and diluted earnings per share for the first quarter were $4.1 million or $0.22 per share, compared to $7.3 million or $0.40 per share in the same period last year, a decrease of 44% and 45%, respectively. Net income and diluted earnings per share in the first quarter of 2003 included $3.1 million, or $0.17 per share, of capital gains, net of restructuring expenses, while net income and diluted earnings per share in the first quarter of 2004 included capital gains of only $0.7 million or $0.04 per share.

     The increase in sales in the first quarter of 2004 compared to the first quarter of 2003 is attributed to an increase in sales to the European market, Marks & Spencer, and the Israeli market, in addition to the consolidation of Auburn Hosiery Mills, which was acquired in the fourth quarter of 2003. This increase was partly offset by a decrease in sales to the US mass market.

     Delta's sales in North America decreased 7% for the first quarter, totaling $75.8 million, compared to $81.8 million in the first quarter of 2003.

     Sales to the US mass market decreased 14% to $52.7 million in the first quarter of 2004 compared to $61.0 million in the first quarter last year. Sales to the US mass market in the first quarter of 2004 included $9.8 million due the consolidation of Auburn. In the first half of 2003, the Company reported intensive sales to this market, which moderated in the second half of 2003.

Delta foresees that the total sales to this market ,excluding Auburn , in 2004 will be similar to the sales in 2003.

     Delta's North American sales to Specialty and Department stores increased 11% in the first quarter, totaling $23.1 million compared to $20.8 million in the first quarter of 2003.

     Delta's sales to the European market (including Marks & Spencer) increased 37% in the first quarter totaling $64.0 million compared to $46.8 million in the first quarter of 2003. Delta's sales to Marks & Spencer, increased 23% in the first quarter totaling $41.3 million, compared to $33.5 million in the first quarter of 2003. Delta's sales to the European market (excluding Marks & Spencer) increased 71% totaling $22.7 million compared to $13.3 million in the first quarter of 2003.

     Delta's sales to the Israeli market increased 49% totaling $12.3 million, compared to $8.3 million in the first quarter of 2003.

     Arnon Tiberg, Delta's CEO, stated, "The increase in sales to Specialty and Department stores in North America is in line with our expectation and we foresee further improvement throughout the year. The growth in sales to Marks & Spencer is attributed mainly to increases in most categories and the strengthening of the Pound Sterling versus the US dollar. The increase in sales to the European market is being driven by new customers, the consolidation of Auburn and the strengthening of the Euro versus the US dollar. The comparative decrease in sales to the US mass market in the first quarter reflects intensified sales to Wal-Mart and Target in the prior year's period. We expect total annual sales in 2004 to the US mass market , excluding Auburn , to be similar to sales levels in 2003."

     Operating profit in the first quarter decreased 39% to $6.6 million, compared to $10.7 million in the first quarter of 2003. Operating profit in the first quarter of 2003 included a capital gain, net of restructuring expenses, which amounted to $3.1 million. Excluding this capital gain and restructuring expenses, operating profit decreased by 15%. This decrease is mainly attributable to the overall decrease in sales to the US mass market.

     Selling and marketing expenses were $19.9 million, or 13% of sales, in the first quarter of 2004 compared to $15.2 million, or 11% of sales, in the first quarter of 2003. This increase is mainly attributed to increases in freight expenses and expansion in the Israeli market with increased chain stores and related advertising expenses.

     Operating cash flow in the first quarter of 2004 was negative and amounted to $1.1 million compared to a positive operating cash flow of $17.7 million in the first quarter of 2003. The decrease in the operating cash flow is mainly attributed to an increase in inventory in the current quarter and a decrease in accounts receivable in the prior year's quarter.

     The board of directors of the Company announced the distribution of a dividend of approximately $2.0 million, or $0.11 per share, for the first quarter of 2004, payable to shareholders of record on May 18, 2004.

DELTA GALIL IS A LEADING GLOBAL MANUFACTURER OF QUALITY APPAREL SOLD UNDER BRANDS SUCH AS CALVIN KLEIN, HUGO BOSS, NIKE, RALPH LAUREN, AND DONNA KARAN. RECOGNIZED FOR PRODUCT INNOVATION AND DEVELOPMENT, DELTA'S PRODUCTS ARE SOLD WORLDWIDE THROUGH RETAILERS INCLUDING MARKS & SPENCER, TARGET, WAL-MART, VICTORIA'S SECRET, JC PENNEY, HEMA, J. CREW, CARREFOUR, GAP, AND OTHERS. HEADQUARTERED IN ISRAEL, DELTA OPERATES MANUFACTURING FACILITIES IN ISRAEL, JORDAN, EGYPT, TURKEY, EASTERN EUROPE, NORTH AND CENTRAL AMERICA, THE CARIBBEAN AND THE FAR EAST. FOR MORE INFORMATION, PLEASE VISIT OUR WEBSITE:
WWW.DELTAGALIL.COM

 (THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OF THE MANAGEMENT OF DELTA GALIL INDUSTRIES LTD. (THE "COMPANY") ONLY, AND ARE SUBJECT TO A NUMBER OF RISK FACTORS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO OUR DEPENDENCE ON A FEW SIGNIFICANT CUSTOMERS; OUR ANTICIPATED GROWTH STRATEGIES; OUR INTENTION TO INTRODUCE NEW PRODUCTS; ANTICIPATED TRENDS IN OUR BUSINESS; FUTURE EXPENDITURES FOR CAPITAL PROJECTS; AND OUR ABILITY TO CONTINUE TO CONTROL COSTS AND MAINTAIN QUALITY, WHICH COULD CAUSE THE ACTUAL RESULTS OR PERFORMANCE OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE DESCRIBED THEREIN. FOR A MORE DETAILED DESCRIPTION OF THE RISK FACTORS AND UNCERTAINTIES AFFECTING THE COMPANY, REFER TO THE COMPANY'S REPORTS FILED FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.)

CONTACTS:
YOSSI HAJAJ          DELTA GALIL INDUSTRIES LTD.        TEL: +972-3-519-3744
RACHEL LEVINE        THE ANNE MCBRIDE COMPANY           TEL: +212-983-1702 X207


                             FINANCIAL TABLES FOLLOW


                                                   DELTA
                                           ---------------------
                                           GALIL INDUSTRIES LTD.


                                CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                -------------------------------------------


                                                                   THREE MONTHS ENDED         YEAR ENDED
                                                                         MARCH 31             DECEMBER 31
                                                                ------------------------      -----------
                                                                       2004         2003             2003
                                                                -----------  -----------      -----------
                                                                 In US $ thousand (except per share data)
                                                                -----------------------------------------
REVENUES                                                            152,108      136,903          580,130
COST OF REVENUES                                                    121,628      109,503          466,378
                                                                -----------  -----------      -----------
GROSS PROFIT                                                         30,480       27,400          113,752
SELLING, MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES:
SELLING AND MARKETING EXPENSES                                       19,870       15,219           62,856
GENERAL AND ADMINISTRATIVE                                            4,111        4,570           16,718
CAPITAL GAIN FROM THE SALES OF  ASSETS                                   53        4,057            3,645
RE STRUCTURING EXPENSES                                                            1,007            1,007
                                                                -----------  -----------      -----------
OPERATING INCOME                                                      6,552       10,661           36,816
FINANCIAL EXPENSES - NET                                              1,661        1,364            5,637
OTHER INCOME - NET                                                      958          252              252
                                                                -----------  -----------      -----------
INCOME BEFORE TAXES ON INCOME                                         5,849        9,549           31,431
TAXES ON INCOME                                                       1,392        1,912            7,340
                                                                -----------  -----------      -----------
INCOME AFTER TAXES ON INCOME                                          4,457        7,637           24,091
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                                (50)        (120)            (300)
MINORITY INTEREST - NET                                                (303)        (178)            (439)
                                                                -----------  -----------      -----------
NET INCOME FOR THE PERIOD                                             4,104        7,339           23,352
                                                                ===========  ===========      ===========
EARNINGS PER SHARE - BASIC                                             0.22         0.40             1.28
                                                                ===========  ===========      ===========
EARNINGS PER SHARE - DILUTED                                           0.22         0.40             1.24
                                                                ===========  ===========      ===========
WEIGHTED AVERAGE NUMBER OF SHARES - IN THOUSANDS:
BASIC                                                                18,441       18,258           18,313
                                                                ===========  ===========      ===========
DILUTED                                                              19,080       18,478           18,763
                                                                ===========  ===========      ===========


                                            DELTA
                                    ---------------------
                                    GALIL INDUSTRIES LTD.


                            CONDENSED CONSOLIDATED BALANCE SHEETS
                            -------------------------------------


                                                             MARCH 31         DECEMBER 31
                                                      ---------------------   ----------
                                                           2004        2003        2003
                                                      ---------   ---------   ---------
                                                                In US $ thousands
                                                      ---------------------------------
   ASSETS:
CURRENT ASSETS:
CASH AND CASH EQUIVALENTS                                10,392      11,445      17,699
ACCOUNTS RECEIVABLE:
TRADE                                                    86,047      71,036      85,723
OTHER                                                    14,681      24,046      10,662
INVENTORIES                                             155,673     138,181     142,984
DEFERRED INCOME TAXES                                     5,325                   5,464
ASSOCIATED COMPANY                                                    1,682       1,682
                                                      ---------   ---------   ---------
     TOTAL CURRENT ASSETS                               272,118     246,390     264,214
                                                      ---------   ---------   ---------

INVESTMENTS AND LONG-TERM RECEIVABLES                     7,122       7,504       7,241
                                                      ---------   ---------   ---------
PROPERTY, PLANT AND EQUIPMENT                           125,137     120,113     124,877
                                                      ---------   ---------   ---------
OTHER ASSETS AND DEFERRED CHARGES                        54,502      46,544      54,552
                                                      ---------   ---------   ---------
       TOTAL ASSETS                                     458,879     420,551     450,884
                                                      =========   =========   =========

   LIABILITIES AND SHAREHOLDER'S EQUITY:
CURRENT LIABILITIES:
SHORT-TERM BANK CREDIT                                  102,910      89,359     104,996
ACCOUNTS PAYABLE :TRADE                                  62,184      49,554      54,464
OTHER                                                    47,886      29,640      48,142
                                                      ---------   ---------   ---------
   TOTAL CURRENT LIABILITIES                            212,980     168,553     207,602
                                                      ---------   ---------   ---------

   LONG-TERM LIABILITIES:
DEFERRED INCOME TAXES                                     6,253      14,262       6,300
LIABILITY FOR EMPLOYEES RIGHTS UPON RETIREMENT            6,693       6,414       6,732
BANK LOANS AND OTHER LIABILITIES                         11,963      21,940      14,709
                                                      ---------   ---------   ---------
   TOTAL LONG-TERM LIABILITIES                           24,909      42,616      27,741
                                                      ---------   ---------   ---------

   TOTAL LIABILITIES                                    237,889     211,169     235,343
MINORITY INTEREST                                         3,147       3,722       3,207
SHAREHOLDERS' EQUITY                                    217,843     205,660     212,334
                                                      ---------   ---------   ---------
   TOTAL LIABILITIES AND SHAREHOLDERS EQUITY            458,879     420,551     450,884
                                                      =========   =========   =========


                                               DELTA
                                       ---------------------
                                       GALIL INDUSTRIES LTD.


                          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                          ----------------------------------------------


                                                                                THREE MONTHS ENDED
                                                                                     MARCH 31
                                                                             ------------------------
                                                                                    2004         2003
                                                                             -----------  -----------
                                                                                 In US $ thousands
                                                                             ------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

NET INCOME FOR THE PERIOD                                                         4,104        7,339
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES          (5,160)      10,401
                                                                             -----------  -----------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                              (1,056)      17,740
                                                                             -----------  -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

PURCHASE OF FIXED ASSETS, NET OF INVESTMENT GRANTS                               (3,859)      (4,295)
PROCEEDS FROM REALIZATION OF FIXED ASSETS                                           108          787
PROCEEDS FROM REALIZATION OF INVESTMENT IN AN ASSOCIATED COMPANIES                2,640        2,817
OTHER                                                                              (273)        (176)
                                                                             -----------  -----------
NET CASH USED IN INVESTING ACTIVITIES                                            (1,384)        (867)
                                                                             -----------  -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

LONG-TERM BANK LOANS, NET                                                        (2,584)      (2,548)
SHORT-TERM BANK CREDIT - NET                                                     (2,086)     (17,368)
OTHER                                                                              (197)          (3)
                                                                             -----------  -----------
NET CASH USED IN FINANCING ACTIVITIES                                            (4,867)     (19,919)
                                                                             -----------  -----------

DECREASE IN CASH AND CASH EQUIVALENTS                                            (7,307)      (3,046)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                      17,699       14,491
                                                                             -----------  -----------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD                            10,392       11,445
                                                                             ===========  ===========


                                               DELTA
                                       ---------------------
                                       GALIL INDUSTRIES LTD.


                          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                          ----------------------------------------------


                                                                                THREE MONTHS ENDED
                                                                                     MARCH 31
                                                                             ------------------------
                                                                                    2004         2003
                                                                             -----------  -----------
                                                                                 In US $ thousands
                                                                             ------------------------
ADJUSTMENT REQUIRED TO REFLECT THE CASH FLOWS FROM OPERATING ACTIVITIES:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
DEPRECIATION AND AMORTIZATION                                                     3,987        3,615
DEFERRED INCOME TAXES - NET                                                        (446)        (809)
CAPITAL GAIN FROM REALIZATION OF AN INVESTMENT IN ASSOCIATED COMPANIES             (958)        (994)
CAPITAL GAINS ON SALE OF FIXED ASSETS                                               (53)      (3,949)
RESTRUCTURING EXPENSES                                                                           968
OTHER                                                                               285        1,598
                                                                             -----------  -----------
                                                                                  2,815          429
                                                                             -----------  -----------

CHANGES IN OPERATING ASSETS AND LIABILITIES ITEMS:

DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE AND ACCRUALS                          (3,975)      23,535
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUALS                              8,689       (8,745)
INCREASE IN INVENTORIES                                                         (12,689)      (4,818)
                                                                             -----------  -----------
                                                                                 (7,975)       9,972
                                                                             -----------  -----------
                                                                                 (5,160)      10,401
                                                                             ===========  ===========